Exhibit 99.1

B Communications Reports its Financial Results
for the First Quarter of 2014

Ramat Gan, Israel – May 29, 2014 – B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) today reported its financial results for the first quarter ended March 31, 2014.

Bezeq’s Results: For the first quarter of 2014, the Bezeq Group reported revenues of NIS 2.3 billion ($663 million) and operating profit of NIS 688 million ($197 million). Bezeq’s EBITDA for the first quarter totaled NIS 1.0 billion ($287 million), representing an EBITDA margin of 43.36%. Net income for the period attributable to Bezeq’s shareholders totaled NIS 457 million ($131 million). Bezeq's cash flow from operating activities during the period totaled NIS 1.0 billion ($299 million).

Cash Position: As of March 31, 2014, B Communications’ unconsolidated cash and cash equivalents and short term investments (including dividend receivable) totaled NIS 766 million ($220 million). As of March 31, 2014, B Communications’ unconsolidated Senior Secured Notes (7⅜%) balance totaled NIS 2.8 billion ($790 million) and its Series B Debentures balance totaled NIS 695 million ($199 million) (including accrued interest and unamortized premiums, discounts and debt issuance costs).

B Communications’ Unconsolidated Balance Sheet Data (in millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31,	March 31,	March 31,	December 31,
	2014		2013
	NIS	US$	NIS	NIS
Debentures and loans
Senior Secured Notes 7⅜%	2,754	790	-	-
Series B Debentures	695	199	518	706
Series A Debentures	-	-	182	193
Bank and institutional loans	-	-	3,185	2,502
Total	3,449	989	3,885	3,401

Liquidity balances
Dividend receivable	248	71	421	-
Lockbox account(1)	204	59	434	209
Unrestricted Cash(2)	314	90	151	455
Total	766	220	1,006	664

(1)
Lockbox Account- one or more accounts designated as a Lockbox Account and maintained by B Communications (SP-2) Ltd. (or any of its successors) and pledged as Collateral to the Security Agent for the benefit of the holders of the Notes.

(2)
Unrestricted Cash- any funds, property or assets (including any property or assets acquired with or earned on such Unrestricted Cash) not expressly required by the terms of the Indenture to be deposited in or allocated to the Lockbox Account and any other funds with respect to which the Indenture expressly provides that such funds shall constitute Unrestricted Cash, including proceeds from Indebtedness permitted to be Incurred under the Indenture which are not otherwise expressly required by the terms of the Indenture to be deposited in or allocated to the Lockbox Account; provided that no Specified Shares or Collateral shall constitute Unrestricted Cash.

B Communications' cash management: B Communications' manages its cash balances according to an investment policy that was approved by its board of directors. The investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. B Communications' investment policy prescribes the following criteria for cash management: a) funds in the Lockbox account may only be invested in investment-grade securities; b) unrestricted funds may be invested according to the following: at least 65% of the funds must be invested in investment-grade securities and up to 35% of the funds may be invested in non-investment-grade securities.

B Communications' refinancing: On February 19, 2014, B Communications announced the closing of its successful private offering of $800 million of 7⅜% Senior Secured Notes due 2021 (the "Notes"). The Notes were offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act") and to certain qualifying investors in offshore transactions, including in Israel, in reliance on Regulation S under the Securities Act. The Notes have been admitted for trading on the system of the Tel Aviv Stock Exchange for trading by institutional investors, known as TACT Institutional. The net proceeds from the Notes offering were used by B Communications to repay all amounts outstanding under the loans incurred to acquire its controlling interest in Bezeq and to deposit funds into a lockbox account. In addition, B Communications entered into five Cross Currency Swap ("CCS") transactions in order to hedge its exposure to fluctuations in the $ exchange rate as a result of the Notes issuance. The CCS transaction hedge $725 million principal amount of the Notes.

On March 17, 2014, B Communications completed an early redemption all of its outstanding Series A Debentures having a par value of NIS 153 million for total consideration of NIS 203 million. As of that date the Series A Debentures were delisted from the Tel Aviv Stock Exchange.

Dividend from Bezeq: On March 5, 2014, the Board of Directors of Bezeq resolved to recommend to the general meeting of shareholders the distribution of a cash dividend of NIS 802 million ($230 million). On March 27, 2014, Bezeq's shareholders approved the dividend distribution and on April 23, 2014, B Communications’ received its share of the dividend distribution of approximately NIS 248 million ($71 million).

B Communications’ First Quarter Financial Results

B Communications’ consolidated revenues for the first quarter of 2014 were NIS 2,311 million ($663 million), a 3.9% decrease compared with NIS 2,405 million reported in the first quarter of 2013. For both the current and the prior-year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

During the first quarter of 2014, B Communications recorded net amortization expenses of NIS 108 million ($31 million) related to its Bezeq purchase price allocation (“Bezeq PPA”) in its consolidated financial statements. From April 14, 2010, the date of the acquisition of its interest in Bezeq, until March 31, 2014, B Communications has amortized approximately 61% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment. If, for any reason, B Communications finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to its audited financial reports, as well as to future financial statements.

B Communications’ unconsolidated net financial expenses for the first quarter of 2014 totaled NIS 310 million ($89 million) compared to NIS 48 million in the first quarter of 2013. These expenses consisted primarily of NIS 179 million ($51 million) of one-time expenses relating to the early repayment of the loans incurred to acquire the controlling interest in Bezeq and the early redemption of all outstanding Series A Debentures. In addition, B Communications' incurred NIS 83 million ($24 million) of non-cash net expenses related to the revaluation of its CCS hedge transactions. The CCS transactions do not qualify for hedge accounting. In accordance with IAS 39, derivatives that do not qualify for hedge accounting are recognized on the statement of financial position at their fair value, with changes in the fair value recognized as a component of “financial expenses, net” in the statement of income. B Communications expects that these non-cash revaluation expenses will fully offset over the term of the hedge transactions against the USD denominated Notes. However, until then such revaluation expenses could have a material adverse effect on B Communications’ statement of income due to the volatility of the fair value valuation method. Additional financial expenses during the first quarter of 2014 include NIS 41 million ($12 million) related to the publicly traded Series B debentures, the recently issued Senior Secured Notes and the redeemed Series A Debentures and interest and CPI linkage expenses of NIS 11 million ($3 million) on the extinguished long-term loans incurred to finance the Bezeq acquisition. These expenses were offset in part by financial income of NIS 4 million ($1 million) generated by short term investments.

B Communications’ loss attributable to shareholders for the first quarter of 2014 was NIS 203 million ($58 million) compared to net income attributable to shareholders of NIS 61 million reported in the first quarter of 2013.

B Communications’ Unconsolidated Financial Results

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	March 31,	March 31,	March 31,	December 31,
	2014		2013
	NIS	US$	NIS	NIS
Revenues	-	-	-	-
Financing expenses, net	(310)	(89)	(48)	(211)
Other and income tax
expenses	(1)	-	(1)	(12)
PPA amortization, net	(33)	(9)	(41)	(186)
Interest in Bezeq's net
income	141	40	151	546
Net income (loss)	(203)	(58)	61	137

Comments of Management

Commenting on the results, Mr. Doron Turgeman, B Communications’ CEO, stated, “During the first quarter of 2014, we progressed in line with our business plan and met all of our goals, which are based on the stable platform and unique strength of Bezeq, our base asset, which continues to prove its long-term cash-generating power with NIS 457 million of net income and NIS 757 million of free cash flow for the quarter. During the first quarter our Company entered a new promising phase after completing the refinancing of bank and institutional loans, which we announced on February 2014. Our new debt structure has significantly improved our financial position, providing us with a more convenient loan repayment schedule that will improve our future cash flows. This improvement in our future cash flows is also supported by the decision of Midroog (an Israeli rating company affiliated with Moody’s) to raise our local debt rating during the first quarter. In the quarters ahead, we will continue our efforts to strengthen our financial stability and liquidity in order to improve our debt and equity positions.”

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the first quarter ended March 31, 2014. For a full discussion of Bezeq’s results for the first quarter of 2014, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q1 2014	Q1 2013	% change
	(NIS millions)

Revenues	2,311	2,405	(3.9)%
Operating profit	688	761	(9.6)%
EBITDA	1,002	1,089	(8.0)%
EBITDA margin	43.4%	45.3%
Net profit attributable to Bezeq's shareholders	457	497	(8.0)%
Diluted EPS (NIS)	0.17	0.18	(5.6)%
Cash flow from operating activities	1,043	972	7.3%
Payments for investments	315	289	9.0%
Free cash flow 1	757	726	4.3%
Net debt/EBITDA (end of period) 2	1.81	1.68

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the first quarter of 2014 amounted to NIS 2.31 billion ($663 million) compared with NIS 2.41 billion in the corresponding quarter of 2013, a decrease of 3.9%.  The reduction in the Bezeq Group revenues was primarily related to a decrease in the revenues of Bezeq Fixed Line due to a reduction in fixed call termination rates. In addition, Pelephone revenues decreased as a result of increased competition in the market.

General and Operating expenses of the Bezeq Group in the first quarter of 2014 amounted to NIS 869 million ($249 million) compared with NIS 889 million in the corresponding quarter of 2013, a decrease of 2.2%. The decrease in the Bezeq Group General and Operating expenses was due to a reduction in fixed call termination rates which was partially offset by a moderate increase in equipment expenses due to increased sales of cellular handsets, tablets and other accessories.

Salaries expenses of the Bezeq Group in the first quarter of 2014 amounted to NIS 448 million ($128 million) compared with NIS 499 million in the corresponding quarter of 2013, a decrease of 10.2%. The decrease in the Bezeq Group salaries expenses was primarily due to streamlining at Bezeq Fixed Line as well as a reduction in share based payments.

Other operating income, net of the Bezeq Group in the first quarter of 2014 amounted to NIS 8 million ($2 million) compared with NIS 72 million in the corresponding quarter of 2013. The decrease in the Bezeq Group other operating income was primarily due to a reduction in real estate and copper sales as well as an increase in the provision for employee early retirement which negatively impacted profitability metrics and offset the improvement in Bezeq Fixed Line activities.

Operating profit of the Bezeq Group in the first quarter of 2014 amounted to NIS 688 million ($197 million) compared with NIS 761 million in the corresponding quarter of 2013, a decrease of 9.6%.   After adjusting for other operating income line items, the Bezeq Group operating profit decreased by NIS 9 million ($3 million) compared to the corresponding quarter of 2013.

Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in the first quarter of 2014 amounted to NIS 1.00 billion ($287 million) (EBITDA margin of 43.4%) compared with NIS 1.09 billion (EBITDA margin of 45.3%) in the corresponding quarter of 2013, a decrease of 8.0%. After adjusting for other operating income line items, the Bezeq Group adjusted EBITDA decreased by NIS 23 million compared to the corresponding quarter of 2013.

Net profit attributable to Bezeq's shareholders in the first quarter of 2014 amounted to NIS 457 million ($131 million) compared with NIS 497 million in the corresponding quarter of 2013, a decrease of 8.0%.

Operating cash flow of the Bezeq Group in the first quarter of 2014 amounted to NIS 1.04 billion ($299 million) compared with NIS 972 million in the corresponding quarter of 2013, an increase of 7.3%. The increase in the Bezeq Group operating cash flow was primarily due to an improvement in working capital. Free cash flow of the Bezeq Group in the first quarter of 2014 amounted to NIS 757 million ($217 million) compared with NIS 726 million in the corresponding quarter of 2013, an increase of 4.3%.

Net financial debt of the Bezeq Group amounted to NIS 7.32 billion ($2.10 billion) at March 31, 2014 compared with NIS 7.30 billion as of March 31, 2013.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of March 31, 2014 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of March 31, 2014 (NIS 3.487 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.
B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following Internet sites:

www.bcommunications.co.il
www.ir.bezeq.co.il
www.eurocom.co.il
www.igld.com

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Hadas Friedman- Investor Relations
Hadas@km-ir.co.il / Tel: +972-3-516-7620

B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at

		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31,	March 31,	March 31,	December 31,
	2014	2014	2013	2013
	NIS millions	US$ millions	NIS millions	NIS millions
Assets
Cash and cash equivalents	1,070	307	641	739
Restricted cash	23	6	-	-
Investments, including derivative financial
instruments	1,820	522	2,029	1,667
Trade receivables, net	2,499	716	2,875	2,651
Other receivables	296	85	408	349
Inventory	100	29	148	117
Assets classified as held-for-sale	201	58	251	217

Total current assets	6,009	1,723	6,352	5,740

Investments, including derivative financial
instruments	81	23	93	81
Long-term trade and other receivables	618	177	950	652
Property, plant and equipment	6,533	1,875	6,681	6,541
Intangible assets	6,484	1,860	7,103	6,613
Deferred and other expenses	378	107	391	381
Investment in equity-accounted investee
(mainly loans)	1,032	296	1,024	1,015
Deferred tax assets	29	8	62	60

Total non-current assets	15,155	4,346	16,304	15,343

Total assets	21,164	6,069	22,656	21,083

B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at (cont’d)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31,	March 31,	March 31,	December 31,
	2014	2014	2013	2013
	NIS millions	US$ millions	NIS millions	NIS millions
Liabilities
Short-term bank credit, current maturities
of long-term liabilities and debentures	1,133	325	1,477	1,451
Trade payables	627	180	652	721
Other payables, including derivative
financial instruments	843	241	862	736
Dividend payable	554	159	677	-
Current tax liabilities	665	191	626	659
Provisions	122	35	126	125
Employee benefits	269	77	230	257
Total current liabilities	4,213	1,208	4,650	3,949

Debentures	8,553	2,453	4,877	6,027
Bank loans	3,497	1,003	6,416	5,223
Loans from institutions and others	-	-	538	548
Employee benefits	235	67	259	234
Other liabilities	218	63	80	90
Provisions	68	20	67	68
Deferred tax liabilities	971	278	1,109	1,032
Total non-current liabilities	13,542	3,884	13,346	13,222

Total liabilities	17,755	5,092	17,996	17,171

Equity
Total equity attributable to equity holders
of the Company	795	228	1,021	995
Non-controlling interests	2,614	749	3,639	2,917

Total equity	3,409	977	4,660	3,912

Total liabilities and equity	21,164	6,069	22,656	21,083

B Communications Ltd.

Condensed Consolidated Statements of Income for the

	Three months period ended			Year ended
	March 31,			December 31,
		Convenience
		Translation into
		U.S. dollars
		(Note A)
	2014	2014	2013	2013
	NIS	US$	NIS	NIS
	(In millions, except per share data)
Revenues	2,311	663	2,405	9,563

Cost and expenses
Depreciation and amortization	469	134	492	2,014
Salaries	448	128	500	1,873
General and operating expenses	870	250	889	3,584
Other operating (income) expenses, net	(8)	(2)	(41)	57

	1,779	510	1,840	7,528

Operating income	532	153	565	2,035

Financing expenses, net	345	99	65	320

Income after financing expenses, net	187	54	500	1,715

Share in losses of equity-accounted
investee	19	6	40	252

Income before income tax	168	48	460	1,463

Income tax	131	37	153	524

Net income for the period	37	11	307	939

Income (loss) attributable to:
Owners of the Company	(203)	(58)	61	137
Non-controlling interests	240	69	246	802

Net income for the period	37	11	307	939

Earnings per share

Net income (loss), basic	(6.80)	(1.95)	2.04	4.56

Net income (loss), diluted	(6.82)	(1.96)	2.04	4.50

B Communications Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

	Three months period ended
	March 31,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2014	2014	2013
	NIS millions	US$ millions	NIS millions

Operating income	688	197	761
Depreciation and amortization	314	90	328

EBITDA	1,002	287	1,089

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

	Three months period ended
	March 31,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2014	2014	2013
	NIS millions	US$ millions	NIS millions

Cash flow from operating activities	1,043	299	972
Purchase of property, plant and equipment	(267)	(76)	(245)
Investment in intangible assets and deferred expenses	(48)	(14)	(44)
Proceeds from the sale of property, plant and equipment	29	8	43

Free cash flow	757	217	726